April 23, 2015
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Life Insurance Company
Post-Effective Amendment No. 1 (File No. 333-196863)
CIK Number: 0001127203
Dear Mr. Oh:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide"). This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On March 27, 2015, Nationwide filed Post-Effective Amendment No. 1 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 1 on April 16, 2015. The revisions in this correspondence filing are as a result of your April 16, 2015 oral comments.
1.	Per the requirements of Item 501(b)(5) of Regulation S-K, include a cross-reference to the "Risk Factors" section on the cover page of the prospectus.
Response. Nationwide represents that the following new paragraph will be added to the cover page of the prospectus in the definitive prospectus:
A purchase of this contract is subject to certain risks (see Risk Factors on page 5).
In addition, Nationwide represents that the following new section will be added immediately after the "Synopsis of the Contracts" section in the definitive prospectus:
Risk Factors
Withdrawals prior to the Maturity Date will be subject to a Market Value Adjustment.
Withdrawals for any reason prior to the Maturity Date, except for payment of the death benefit, are subject to a Market Value Adjustment. The Market Value Adjustment may decrease the value of the withdrawal.
Guarantees subject to the claims paying ability of Nationwide.
The guarantees associated with the Guaranteed Period Options are paid from Nationwide's general account and, therefore, are subject to the claims paying ability of Nationwide.
2.	If Nationwide Life Insurance Company is the registrant for 1933 Act Filing Nos. 333-203062, 333-196863, and 333-200329, explain why 1933 Act Filing No. 333-196863 has a different CIK number and why it should continue that way.
Response. The assets attributable to 1933 Act Filing No. 333-196863 are managed as a separate pool of money in Nationwide's general account, and Nationwide's accounting department requested a separate CIK number at the time the product was filed.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

3.	In the "Legal Proceedings" section, the cases titled "Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z" and "Lehman Brothers Holdings, Inc. (Debtors) and Giddens, James v NLIC and NMIC, et al." were removed from the disclosure. Confirm that those two cases were settled and are no longer required to be disclosed.
Response. Nationwide confirms that both "Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z" and "Lehman Brothers Holdings, Inc. (Debtors) and Giddens, James v NLIC and NMIC, et al." were settled and are no longer required to be disclosed.
4.	For Part II, Item 13, provide the appropriate disclosure for the other expenses of issuance and distribution for the contracts.
Response. Nationwide does not track the types of expenses contemplated by Item 511 of Regulation S-K on a product by product basis. The expenses incurred in offering this contract are part of the overall expenses that Nationwide incurs in offering all of its life and annuity products. It would be unduly burdensome to create estimated expenses for this contract.
However, Nationwide represents that it will provide the estimated expenses required under Item 511 of Regulation S-K in its next Post-Effective Amendment filing.
5.	Provide the correct "Tandy" representation for this type of filing.
Response. Nationwide acknowledges all of the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
•	the registrant may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me direct at (614) 677-6123 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies